SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra To Prepay Senior Notes Four Years in Advance

-- Redemption of Senior Notes Key Component of Strategy to Reduce Debt --

-- Rewarding Times For Grupo Elektra as it Eliminates Debt in US Dollars --

Mexico City, March 23, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced yesterday that its decision to prepay four years in advance its 12% US$ 275 million Senior Notes due in 2008 next April 21, 2004 is a key component of the Company’s financial strategy to eliminate its expensive debt in US dollars and exposure to foreign exchange fluctuations.

Javier Sarro, Chief Executive Officer of Grupo Elektra commented: “Our decision to redeem four years in advance our Senior Notes is a cause for celebration in the Company. This is going to be the first time in the history of Grupo Elektra that it will not owe any debt denominated in US dollars. Key factors to successfully achieve our financial strategy have been to improve the terms of our expensive debt and to refinance debt issued in US dollars with debt in local currency. Furthermore, the structure of our Certificados Bursátiles issuance with increasing annual amortizations is an important step towards our goal of becoming debt free in the following years.”

“We are pleased with the results achieved from a strict adherence of our financial strategy,” said Rodrigo Pliego, Chief Financial Officer of Grupo Elektra. “With the early prepayment of the Senior Notes we will completely eliminate the Company’s foreign exchange risk and interest expenses in US dollars. The redemption of the Senior Notes should lead to savings of approximately US$ 40 million in the next four years. All of these factors should improve the net income of Grupo Elektra in the following years.”

The Company expects to redeem its 12% Senior Notes due in 2008 through a combination of the funds obtained from its successful issuance of Certificados Bursátiles placed on March 19, 2004, its cash position and other financing sources.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Contacts:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.